The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 29, 2024*

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement No. 333-270004 Dated October , 2024 Rule 424(b)(2)

$

Callable Zero Coupon Notes due October 31, 2044

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for an investor who seeks notes that do not provide periodic interest payments, while seeking a payment upon any early redemption that reflects an Accretion Rate of 9.00% per annum (without compounding, using a 360-day year composed of twelve 30-day months) and, if the notes have not been previously called, a payment at maturity per $1,000 principal amount note equal to the Accreted Principal Amount as of the Maturity Date as specified under “Annex A — Accretion Schedule” in the pricing supplement, and who is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Principal Amount:	$1,000 per $1,000 principal amount note
Payment at Maturity:	On the Maturity Date, we will pay you the Accreted Principal Amount as of the Maturity Date as specified in “Annex A — Accretion Schedule” to this pricing supplement, subject to the Interest Accrual Convention described below, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Interest:	The notes do not pay any interest.
Accretion Rate:	9.00% per annum (without compounding, using a 360-day year composed of twelve 30-day months), provided that the Accreted Principal Amount as of the Maturity Date is the applicable amount specified under “Annex A — Accretion Schedule” in the pricing supplement
Call Feature:	On the last calendar day of April and October of each year, beginning on October 31, 2026 and ending on April 30, 2044 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price per $1,000 principal amount note equal to the Accreted Principal Amount as of the relevant Redemption Date as set forth in “Annex A — Accretion Schedule” to this pricing supplement, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Accreted Principal Amount:	As of any date of determination, for each $1,000 principal amount note, the Principal Amount plus an additional amount that accrues on the Principal Amount from and including the Original Issue Date to but excluding that date of determination at the Accretion Rate, without compounding, using a 360-day year composed of twelve 30-day months, provided that the Accreted Principal Amount as of the Maturity Date is the applicable amount specified under “Annex A — Accretion Schedule” in the pricing supplement
Pricing Date:	October 29, 2024, subject to the Business Day Convention
Original Issue Date:	October 31, 2024, subject to the Business Day Convention (Settlement Date)
Maturity Date:	October 31, 2044, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted. Any payment on the notes will not be adjusted, and no interest will accrue or be payable, as a result of the relevant payment date being adjusted according to the Business Day Convention.
CUSIP:	48130CUA1

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(2)(3)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) With respect to notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will not be lower than $950.10 or greater than $1,000 per $1,000 principal amount note.  Broker-dealers who purchase the notes for these accounts may forgo some or all selling commissions related to these sales described in footnote (3) below.  The per note price to the public in the table above assumes a price to the public of $1,000 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $40.00 per $1,000 principal amount note and in no event will these selling commissions exceed $50.00 per $1,000 principal amount note. Broker-dealers who purchase the notes for sales to eligible institutional investors or fee-based advisory accounts may forgo some or all of these selling commissions. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

* This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated October 16, 2024 to product supplement no. 1-I in its entirety (the original preliminary pricing supplement is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000121390024088312/ea0217848-01_424b2.htm).

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated October 16, 2024 in its entirety. You should not rely on the original preliminary pricing supplement related hereto dated October 16, 2024 in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, for purposes of the section entitled “General Terms of Notes — Payment upon an Event of Default” in the accompanying product supplement, in case of the acceleration of the notes upon an event of default, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the Accreted Principal Amount as of the date of acceleration.

The amount determined as described above will constitute the final payment on the notes, and no additional amounts will accrue with respect to the notes following the date of acceleration.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — We will pay you at maturity, for each $1,000 principal amount note, the Accreted Principal Amount as of the Maturity Date, which will be greater than $1,000, if you hold the notes to maturity, provided that your notes are outstanding and have not previously been called on any Redemption Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price per $1,000 principal amount note equal to the Accreted Principal Amount as of the relevant Redemption Date as set forth in “Annex A — Accretion Schedule” to this pricing supplement, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	ANNUAL UNCOMPOUNDED ACCRETION OF PRINCIPAL — The notes will accrete in value based on an Accretion Rate of 9.00% per annum (without compounding, using a 360-day year composed of twelve 30-day months), provided that the Accreted Principal Amount as of the Maturity Date is the applicable amount specified under “Annex A — Accretion Schedule” in the pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAX TREATMENT — The notes will be treated for U.S. federal income tax purposes as debt instruments that are subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the section entitled “Material U.S. Federal Tax Consequences” in this pricing supplement. You

Callable Zero Coupon Notes	PS-2

should review that section carefully and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Callable Zero Coupon Notes	PS-3

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive per $1,000 principal amount note the Accreted Principal Amount as of the relevant Redemption Date as set forth in “Annex A — Accretion Schedule” to this pricing supplement. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity, and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, if any, and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of

Callable Zero Coupon Notes	PS-4

factors aside from the agent’s commission, if any, and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

Supplemental Plan of Distribution

With respect to notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will not be lower than $950.10 or greater than $1,000 per $1,000 principal amount note.  Broker-dealers who purchase the notes for these accounts may forgo some or all selling commissions related to these sales described below.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  If the notes priced today, the selling commissions would be approximately $40.00 per $1,000 principal amount note and in no event will these selling commissions exceed $50.00 per $1,000 principal amount note.  Broker-dealers who purchase the notes for sales to eligible institutional investors or fee-based advisory accounts may forgo some or all of these selling commissions.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Material U.S. Federal Tax Consequences

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion under “Material U.S. Federal Tax Consequences” in the accompanying product supplement no. 1-I. Our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the notes will be issued with OID (and without any QSI) each as defined and described under “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments and That Have a Term of More than One Year — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments” therein.

We have an unconditional option to redeem the notes on each of specified dates prior to their stated maturity date.  Under applicable regulations, these options will be deemed to be exercised or not exercised in a manner that minimizes yield.  Based on certain determinations made by us, we have determined, and the remainder of this discussion assumes, that our options to redeem the notes prior to maturity will be deemed not to be exercised.  You should consult your tax adviser regarding the tax consequences to you if this determination were found to be incorrect.

The amount of OID with respect to a note will equal the difference between the note’s stated redemption price at maturity (i.e., the Accreted Principal Amount corresponding to the Maturity Date set forth below under “Annex A—Accretion Schedule”) and its issue price. As described in the accompanying product supplement, you will be required to include OID in your income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. Under this method, you generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. The yield to maturity of a note, which we have determined to be an annual rate of 5.28%, compounded annually, is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the note to equal the issue price.

Upon a sale or exchange of a note (including early redemption), you will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the note.  Your adjusted tax basis in a note generally will equal your original purchase price for the note, increased by the amounts of OID that you previously included in income with respect to the note. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale or exchange you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates.  Any capital loss you recognize may be subject to limitations.

Callable Zero Coupon Notes	PS-5

Annex A — Accretion Schedule

Redemption Date / Maturity Date	Accreted Principal Amount Per $1,000 Principal Amount Note
October 31, 2026	$1,180.00
April 30, 2027	$1,225.00
October 31, 2027	$1,270.00
April 30, 2028	$1,315.00
October 31, 2028	$1,360.00
April 30, 2029	$1,405.00
October 31, 2029	$1,450.00
April 30, 2030	$1,495.00
October 31, 2030	$1,540.00
April 30, 2031	$1,585.00
October 31, 2031	$1,630.00
April 30, 2032	$1,675.00
October 31, 2032	$1,720.00
April 30, 2033	$1,765.00
October 31, 2033	$1,810.00
April 30, 2034	$1,855.00
October 31, 2034	$1,900.00
April 30, 2035	$1,945.00
October 31, 2035	$1,990.00
April 30, 2036	$2,035.00
October 31, 2036	$2,080.00
April 30, 2037	$2,125.00
October 31, 2037	$2,170.00
April 30, 2038	$2,215.00
October 31, 2038	$2,260.00
April 30, 2039	$2,305.00
October 31, 2039	$2,350.00
April 30, 2040	$2,395.00
October 31, 2040	$2,440.00
April 30, 2041	$2,485.00
October 31, 2041	$2,530.00
April 30, 2042	$2,575.00
October 31, 2042	$2,620.00
April 30, 2043	$2,665.00
October 31, 2043	$2,710.00
April 30, 2044	$2,755.00
Maturity Date	$2,800.00

Callable Zero Coupon Notes	PS-6